UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

COCA-COLA FEMSA

Juntos+
Coca-Cola
ZERO

THIRD QUARTER 2026 RESULTS

INVESTOR RELATIONS

Pamela Ortiz | pamela.ortiz@kof.com
Natalia Sariñana | natalia.sarinana@kof.com
Bryan Silva | bryan.silva@kof.com
Emilio Díaz | emilio.diaz@kof.com
kofmxinves@kof.com

Mexico City, October 26, 2026, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the third quarter of 2026.

THIRD QUARTER HIGHLIGHTS

•	Volume increased 5.3%.
•	Revenue increased 10.9%; on a currency neutral basis, revenue grew 11.3%.
•	Operating income increased 15.4%; on a currency neutral basis, operating income increased 16.4%.
•	Majority net income increased 5.5%, driven mainly by an increase in our operating income, partially offset by a higher comprehensive financial result.
•	Earnings per share[1] were Ps. 0.37 (Earnings per unit were Ps. 2.96 and per ADS were Ps. 29.62.).
FIRST NINE MONTHS HIGHLIGHTS
•	Volume increased 3.4%.
•	Revenue increased 6.2%; on a currency neutral basis, revenue grew 10.4%.
•	Operating income increased 8.0%; on a currency neutral basis, operating income grew 11.9%.
•	Majority net income increased 2.7%.
•	Earnings per share[1] were Ps. 1.00 (Earnings per unit were Ps. 7.99 and per ADS were Ps. 79.89.).

FINANCIAL SUMMARY FOR THE THIRD QUARTER RESULTS
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		3Q26	YTD 2026	3Q26	YTD 2026	3Q26	YTD 2026	3Q26	YTD 2026
As Reported	Consolidated	10.9%	6.2%	14.5%	9.8%	15.4%	8.0%	5.5%	2.7%
	Mexico & Central America	8.3%	2.4%	11.6%	5.5%	(3.1%)	(8.6%)
	South America	14.7%	11.7%	19.2%	17.1%	51.2%	38.9%

Comparable (2)	Consolidated	11.3%	10.4%	14.8%	14.1%	16.4%	11.9%
	Mexico & Central America	9.3%	4.2%	12.6%	7.4%	(2.2%)	(6.7%)
	South America	14.1%	20.0%	18.4%	25.8%	52.3%	48.1%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“I would like to express our solidarity with the communities affected by the earthquake that struck Colombia in August. We joined forces with FEMSA and The Coca-Cola Company to provide beverages, meals, and essential supplies, and remain committed to support affected traditional trade stores.

During the third quarter, we delivered volume growth across all our operations, achieved a record third-quarter consolidated volume, and continued to gain market share. In Mexico, our revenue growth management strategy enabled us to sustain a strong competitive position and drive sequential improvement in our results, despite consumer conditions that remained challenging throughout the quarter.

South America delivered strong performance, with double-digit operating income growth in Brazil and Colombia driving the results. Our leadership position was further strengthened by the acceleration of our digital transformation and the momentum across our broad portfolio.

Our geographic diversification continues to deliver value, with the strength and balance of our operations supporting our consolidated results and reinforcing the resilience of our business”.

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q26 Results October 26th, 2026	Page 2 of 17

RECENT DEVELOPMENTS

•	On October 13, 2026, Coca-Cola FEMSA paid the third installment of the ordinary dividend approved for Ps. 0.241875 per share, for a total cash distribution of Ps. 4,065.1 million.

•	Coca-Cola FEMSA achieved a score of 82/100 in S&P Global’s 2026 Corporate Sustainability Assessment (CSA), an increase of 12 points over the last two years. This progress reflects the continued strength of our sustainability strategy and sustainability-related disclosures, including our first reporting aligned with the TNFD framework. This achievement underscores our focus on continuous improvement and long-term value creation across the communities we serve.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 3Q26 Results October 26th, 2026	Page 3 of 17

CONSOLIDATED THIRD QUARTER RESULTS

CONSOLIDATED THIRD QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2026	3Q 2025	Δ%	Δ%
Total revenues	79,718	71,884	10.9%	11.3%
Gross profit	37,082	32,391	14.5%	14.8%
Operating income	11,874	10,291	15.4%	16.4%
Adj. EBITDA (2)	16,794	14,449	16.2%	17.0%

Volume increased 5.3% to 1,089.8 million-unit cases, driven by volume growth in all our operations.

Total revenues increased 10.9% to Ps. 79,718 million. This increase was driven mainly by volume growth, coupled with revenue management initiatives, which were partially offset by unfavorable mix and negative translation effects from most our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 11.3%.

Gross profit increased 14.5% to Ps. 37,082 million, and gross margin expanded 140 basis points to 46.5%. This expansion was driven mainly by lower sweetener and PET costs supported by our raw material hedging initiatives, coupled with the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by unfavorable mix effects, coupled with higher aluminum costs. Excluding currency translation effects, gross profit increased 14.8%.

Operating income increased 15.4% to Ps. 11,874 million, and operating margin expanded 60 basis points to 14.9%. This margin expansion was driven mainly by the recognition of Ps. 1,055 million, net of expenses, related to insurance claims in Brazil. Additionally, operating leverage and expense efficiencies in IT expenses and rent contributed to profitability. These effects were partially offset by an increase in freight, marketing, labor, and maintenance expenses. Moreover, we registered an operative foreign exchange loss in the quarter as compared to a gain in the same period of the previous year. Excluding currency translation effects, operating income increased 16.4%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q26 Results October 26th, 2026	Page 4 of 17

Comprehensive financing result recorded an expense of Ps. 2,019 million, compared to an expense of Ps. 1,290 million in the previous year. This increase was driven mainly by higher interest expense, net, reflecting the issuance of new debt during the first quarter of 2026 in Mexican pesos, partially offset by higher interest income from a stronger cash position.

In addition, we recorded a loss on financial instruments of Ps. 377 million, as compared to a loss of Ps. 39 million in the same period of the previous year, reflecting higher interest rates in Brazil.

Additionally, we recognized a lower gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 64 million as compared to a gain of Ps. 136 million recorded in the same period of the previous year.

These effects were partially offset by a lower foreign exchange loss of Ps. 23 million in the third quarter of 2026 as compared to a loss of Ps. 65 million in the same period of the previous year. The loss this year was driven mainly by the quarterly appreciation of the Colombian peso as applied to our U.S. dollar-denominated cash position.

Income tax as a percentage of income before taxes was 33.4% as compared to 30.9% during the same period of 2025. This increase was driven mainly by inflationary effects in Mexico.

Net income attributable to equity holders of the company increased 5.5% to reach Ps. 6,223 million. This increase was driven mainly by an increase in our operating income, partially offset by a higher income tax and increase in our comprehensive financing result. Earnings per share1 were Ps. 0.37 (Earnings per unit were Ps. 2.96 and per ADS were Ps. 29.62.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 3Q26 Results October 26th, 2026	Page 5 of 17

CONSOLIDATED FIRST NINE MONTHS RESULTS

CONSOLIDATED FIRST NINE MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2026	YTD 2025	Δ%	Δ%
Total revenues	227,190	213,984	6.2%	10.4%
Gross profit	106,374	96,850	9.8%	14.1%
Operating income	31,574	29,234	8.0%	11.9%
Adj. EBITDA (2)	45,213	40,939	10.4%	15.0%

Volume increased 3.4% to 3,160.0 million-unit cases, driven by volume increases in all our operations.

Total revenues increased 6.2% to Ps. 227,190 million. This increase was driven mainly by volume growth, coupled with revenue management initiatives, partially offset by unfavorable currency translation effects from most of our operating currencies into Mexican pesos and mix effects. Excluding currency translation effects, total revenues increased 10.4%.

Gross profit increased 9.8% to Ps. 106,374 million, and gross margin expanded 150 basis points to 46.8%. This performance was driven mainly by lower sweetener costs, top-line growth, raw material hedging initiatives, and the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 14.1%.

Operating income increased 8.0% to Ps. 31,574 million, while operating margin expanded 20 basis points to 13.9%. This margin expansion was driven mainly by the recognition of an income of Ps. 1,313 million related to insurance claims in Brazil and Mexico, and higher operating leverage and expense efficiencies such IT expenses and rent. These effects were offset by higher marketing, depreciation, freight, and maintenance expenses. Moreover, we registered a lower operative foreign exchange gain in the period as compared to the same period of the previous year. Excluding currency translation effects, operating income increased 11.9%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q26 Results October 26th, 2026	Page 6 of 17

Comprehensive financing result recorded an expense of Ps. 5,103 million, compared to an expense of Ps. 3,588 million in the same period of the previous year. This increase was driven mainly by a higher interest expense, net, of Ps. 4,853 million as compared to Ps. 4,049 million in the same period of the previous year resulting from higher interest expense, driven mainly by new debt issued during the second quarter of 2025 and the first quarter of 2026.

Additionally, we recorded a loss in financial instruments of Ps. 456 million as compared to a gain of Ps. 249 million in the same period of the previous year, resulting from the market value of financial instruments.

These effects were partially offset by a gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 250 million as compared to a gain of Ps. 275 million in the same period of the previous year.

Income tax as a percentage of income before taxes was 33.2% as compared to 33.4% during the same period of 2025.

Net income attributable to equity holders of the company was Ps. 16,784 million as compared to Ps 16,343 million during the same period of the previous year. This increase was driven mainly by an increase in our operating income, partially offset by a higher comprehensive financing result. Earnings per share1 were Ps. 1.00 (Earnings per unit were Ps. 7.99 and per ADS were Ps. 79.89.).

Coca-Cola FEMSA Reports 3Q26 Results October 26th, 2026	Page 7 of 17

MEXICO & CENTRAL AMERICA DIVISION THIRD QUARTER RESULTS

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2026	3Q 2025	Δ%	Δ%
Total revenues	45,976	42,467	8.3%	9.3%
Gross profit	22,507	20,163	11.6%	12.6%
Operating income	6,574	6,787	(3.1%)	(2.2%)
Adj. EBITDA (2)	9,571	9,280	3.1%	4.2%

Volume increased 4.8% to 641.5 million-unit cases, driven by volume growth in all our territories in the division.

Total revenues increased 8.3% to Ps. 45,976 million. This performance was driven mainly by volume increases, coupled with revenue management initiatives, partially offset by unfavorable mix and currency translation effects from most of our operating currencies in the division into Mexican pesos. Excluding currency translation effects, total revenues increased 9.3%.

Gross profit increased 11.6% to Ps. 22,507 million, and gross margin expanded 150 basis points to 49.0%. This margin expansion was driven mainly by lower sweetener and PET costs as compared to the previous year, coupled with the appreciation of all the currencies in the division as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by unfavorable mix effects. Excluding currency translation, gross profit increased 12.6%

Operating income decreased 3.1% to Ps. 6,574 million, and operating margin contracted 170 basis points to 14.3%. This operating margin contraction was driven mainly by higher operating expenses, particularly in marketing, depreciation, maintenance, and freight. In addition, this year we reported a loss in operating foreign exchange as compared to a gain in the same period of the previous year. These effects were partially offset by expense efficiencies in rent and IT. Excluding currency translation effects, operating income decreased 2.2%

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q26 Results October 26th, 2026	Page 8 of 17

SOUTH AMERICA DIVISION THIRD QUARTER RESULTS

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2026	3Q 2025	Δ%	Δ%
Total revenues	33,742	29,416	14.7%	14.1%
Gross profit	14,575	12,228	19.2%	18.4%
Operating income	5,300	3,505	51.2%	52.3%
Adj. EBITDA (2)	7,223	5,169	39.7%	39.9%

Volume increased 6.0% to 448.3 million-unit cases, driven by volume growth in all our operations, mainly 15.9% in Colombia and 3.9% in Brazil.

Total revenues increased 14.7% to Ps. 33,742 million. This increase was driven mainly by volume growth, revenue management initiatives, and a favorable currency translation effect from Colombia into Mexican pesos, partially offset by an unfavorable currency translation effect from the rest of our operating currencies in the division into Mexican pesos. Excluding currency translation effects, total revenues increased 14.1%.

Gross profit increased 19.2% to Ps. 14,575 million, and gross margin expanded 160 basis points to 43.2% This expansion was driven mainly by our top-line performance, coupled with our hedging initiatives, together with the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by higher aluminum cost. Excluding currency translation effects, gross profit increased 18.4%.

Operating income increased 51.2% to Ps. 5,300 million, resulting in an operating margin expansion of 380 basis points to 15.7%. This performance includes the recognition of Ps. 1,055 million in income related to insurance claims in Brazil, net of expenses. Additionally, operating leverage and expense efficiencies contributed to the positive performance. These effects were partially offset by higher marketing, freight, depreciation, and labor expenses. Excluding currency translation effects, operating income increased 52.3%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q26 Results October 26th, 2026	Page 9 of 17

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refer to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / shares outstanding.” Earnings per share (EPS) are calculated using 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Due to the average depreciation of the Argentine peso and most of the operating currencies relative to the Mexican peso in the third quarter of 2026, as compared to the same period of 2025, we had an unfavorable currency translation effect into Mexican pesos. Please see page 17 for exchange rate fluctuations.

Coca-Cola FEMSA Reports 3Q26 Results October 26th, 2026	Page 10 of 17

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC”, and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 268 million consumers. With over 90,000 employees, the Company markets and sells approximately 4.2 billion-unit cases through more than 2.1 million points of sale a year. Operating 55 manufacturing plants and 256 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Best-In-Class World Index, Dow Jones Best-In-Class MILA Pacific Alliance Index, FTSE4Good Emerging Index, S&P/BMV Total Mexico ESG Index, and the MSCI ACWI Index. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in Coca-Cola FEMSA de Venezuela, S.A. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 3Q26 Results October 26th, 2026	Page 11 of 17

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Third Quarter of:						For the first Nine Months of:
	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (7)	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	6,528.4		6,192.8		5.4%	5.4%	18,902.4		18,246.4		3.6%	3.6%
Volume (million unit cases)	1,089.8		1,035.0		5.3%	5.3%	3,160.0		3,056.8		3.4%	3.4%
Average price per unit case	70.84		67.31		5.2%		69.67		67.99		2.5%
Net revenues	79,360		71,685		10.7%		226,508		213,642		6.0%
Other operating revenues	358		199		79.8%		682		342		99.5%
Total revenues (2)	79,718	100.0%	71,884	100.0%	10.9%	11.3%	227,190	100.0%	213,984	100.0%	6.2%	10.4%
Cost of goods sold	42,636	53.5%	39,493	54.9%	8.0%		120,815	53.2%	117,134	54.7%	3.1%
Gross profit	37,082	46.5%	32,391	45.1%	14.5%	14.8%	106,374	46.8%	96,850	45.3%	9.8%	14.1%
Operating expenses	26,013	32.6%	22,356	31.1%	16.4%		76,103	33.5%	68,172	31.9%	11.6%
Other operative expenses, net	(687)	0.9%	(159)	0.2%	332.2%		(961)	0.4%	(269)	0.1%	257.6%
Operative equity method (gain) loss in associates(3)	(118)	0.1%	(97)	0.1%	22.1%		(342)	0.2%	(287)	0.1%	19.3%
Operating income (5)	11,874	14.9%	10,291	14.3%	15.4%		31,574	13.9%	29,234	13.7%	8.0%	11.9%
Other non operative expenses, net	16	0.0%	180	0.3%	-91.1%		(13)	0.0%	305	0.1%	NA
Non Operative equity method (gain) loss in associates (4)	9	0.0%	(13)	0.0%	NA		(28)	0.0%	(144)	0.1%	-80.6%
Interest expense	2,466		1,942		27.0%		6,835		5,879		16.3%
Interest income	783		620		26.3%		1,982		1,830		8.3%
Interest expense, net	1,684		1,322		27.4%		4,853		4,049		19.8%
Foreign exchange loss (gain)	23		65		-64.6%		44		62		-29.4%
Loss (gain) on monetary position in inflationary subsidiaries	(64)		(136)		-52.8%		(250)		(275)		-9.0%
Market value (gain) loss on financial instruments	377		39		866.6%		456		(249)		NA
Comprehensive financing result	2,019		1,290		56.6%		5,103		3,588		42.2%
Income before taxes	9,830		8,835		11.3%		26,512		25,484		4.0%
Income taxes	3,250	33.1%	2,698	30.5%	20.5%		8,686		8,359		3.9%
Result of discontinued operations	-		-		NA	-	-		-		NA
Consolidated net income	6,580		6,137		7.2%		17,826		17,126		4.1%
Net income attributable to equity holders of the company	6,223	7.8%	5,898	8.2%	5.5%	7.1%	16,784	7.4%	16,343	7.6%	2.7%	6.5%
Non-controlling interest	357	0.4%	239	0.3%	49.0%		1,043	0.5%	782	0.4%	33.2%

Adj. EBITDA & CAPEX	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (7)	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	11,874	14.9%	10,291	14.3%	15.4%	16.4%	31,574	13.9%	29,234	13.7%	8.0%	11.9%
Depreciation	3,553		3,215		10.5%		10,403		9,445		10.1%
Amortization and other operative non-cash charges	1,367		943		45.0%		3,235		2,260		43.2%
Adj. EBITDA (5)(6)	16,794	21.1%	14,449	20.1%	16.2%	17.0%	45,213	19.9%	40,939	19.1%	10.4%	15.0%
CAPEX(8)	4,210		7,669		-45.1%		11,384		17,301		-34.2%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to pages 15 and 16 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)              As of September 30, 2026, the investment in fixed assets effectively paid is equivalent to Ps. 9,902 million.

Coca-Cola FEMSA Reports 3Q26 Results October 26th, 2026	Page 12 of 17

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the first Nine Months of:
	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (6)	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,285.2		3,162.9		3.9%	3.9%	9,412.4		9,345.7		0.7%	0.7%
Volume (million unit cases)	641.5		612.1		4.8%	4.8%	1,831.9		1,802.2		1.6%	1.6%
Average price per unit case	70.51		68.63		2.7%		70.18		70.02		0.2%
Net revenues	45,969		42,450				130,511		127,409
Other operating revenues	7		18				33		33
Total Revenues (2)	45,976	100.0%	42,467	100.0%	8.3%	9.3%	130,543	100.0%	127,442	100.0%	2.4%	4.2%
Cost of goods sold	23,469	51.0%	22,304	52.5%			66,775	51.2%	66,990	52.6%
Gross profit	22,507	49.0%	20,163	47.5%	11.6%	12.6%	63,768	48.8%	60,452	47.4%	5.5%	7.4%
Operating expenses	15,537	33.8%	13,378	31.5%			45,976	35.2%	41,711	32.7%
Other operative expenses, net	474	1.0%	50	0.1%			633	0.5%	(113)	0.1%
Operative equity method (gain) loss in associates (3)	(78)	0.2%	(52)	0.1%			(226)	0.2%	(162)	0.1%
Operating income (4)	6,574	14.3%	6,787	16.0%	-3.1%	-2.2%	17,386	13.3%	19,016	14.9%	-8.6%	-6.7%
Depreciation, amortization & other operating non-cash charges	2,997	6.5%	2,493	5.9%			8,268	6.3%	7,098	5.6%
Adj. EBITDA (4)(5)	9,571	20.8%	9,280	21.9%	3.1%	4.2%	25,654	19.7%	26,114	20.5%	-1.8%	0.3%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to pages 15 and 16 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, among others.

(4)              The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the first Nine Months of:
	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (6)	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,243.2		3,029.9		7.0%	7.0%	9,490.0		8,900.7		6.6%	6.6%
Volume (million unit cases)	448.3		423.0		6.0%	6.0%	1,328.1		1,254.6		5.9%	5.9%
Average price per unit case	71.30		65.39		9.0%		68.97		65.08		6.0%
Net revenues	33,391		29,235				95,997		86,233
Other operating revenues	351		182				650		309
Total Revenues (2)	33,742	100.0%	29,416	100.0%	14.7%	14.1%	96,647	100.0%	86,542	100.0%	11.7%	20.0%
Cost of goods sold	19,167	56.8%	17,188	58.4%			54,041	55.9%	50,144	57.9%
Gross profit	14,575	43.2%	12,228	41.6%	19.2%	18.4%	42,606	44.1%	36,398	42.1%	17.1%	25.8%
Operating expenses	10,476	31.0%	8,978	30.5%			30,127	31.2%	26,460	30.6%
Other operative expenses, net	(1,161)	3.4%	(209)	0.7%			(1,593)	1.6%	(156)	0.2%
Operative equity method (gain) loss in associates (3)	(40)	0.1%	(45)	0.2%			(116)	0.1%	(125)	0.1%
Operating income (4)	5,300	15.7%	3,505	11.9%	51.2%	52.3%	14,188	14.7%	10,218	11.8%	38.9%	48.1%
Depreciation, amortization & other operating non-cash charges	1,923	5.7%	1,664	5.7%			5,371	5.6%	4,607	5.3%
Adj. EBITDA (4)(5)	7,223	21.4%	5,169	17.6%	39.7%	39.9%	19,559	20.2%	14,825	17.1%	31.9%	42.3%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to pages 15 and 16 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q26 Results October 26th, 2026	Page 13 of 17

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Sep-26	Dec-25	% Var.	Liabilities & Equity	Sep-26	Dec-25	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	11,518	7,944	45%
	46,772	28,067	67%	Suppliers	29,293	31,898	-8%
Total accounts receivable	18,570	22,146	-16%	Short-term leasing Liabilities	938	631	49%
Inventories	14,781	14,014	5%	Other current liabilities	41,366	26,284	57%
Other current assets	14,223	10,343	38%	Total current liabilities	83,114	66,757	25%
Total current assets	94,347	74,570	27%	Non-Current Liabilities	-	-
Non-Current Assets	-	-		Long-term bank loans and notes payable	72,852	71,834	1%
Property, plant and equipment	186,087	174,289	7%	Long Term Leasing Liabilities	3,040	2,273	34%
Accumulated depreciation	(72,663)	(65,159)	12%	Other long-term liabilities	24,883	19,647	27%
Total property, plant and equipment, net	113,425	109,130	4%	Total liabilities	183,888	160,511	15%
Right of use assets	3,678	2,617	41%	Equity	-	-
Investment in shares	10,829	10,588	2%	Non-controlling interest	9,255	7,827	18%
Intangible assets and other assets	104,715	102,356	2%	Total controlling interest	151,080	146,201	3%
Other non-current assets	17,229	15,278	13%	Total equity	160,335	154,029	4%
Total Assets	344,224	314,539	9%	Total Liabilities and Equity	344,224	314,539	9%

	September 30, 2026
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	62.0%	3.0%	8.9%
U.S. Dollars	14.4%	34.3%	4.0%
Colombian Pesos	1.8%	81.3%	13.1%
Brazilian Reals	20.8%	42.3%	8.4%
Argentine Pesos	1.1%	0.0%	28.3%
Total Debt	100%	17.0%	8.4%

(1) After giving effect to swaps.
(2) Calculated based on the weighting of the outstanding debt mix for each year.

Financial Ratios	Sep 30, 2026	Dec 31, 2025	Δ%
Net debt including effect of hedges (1)(3)	39,892	52,846	-24.5%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.63	0.89
Adj. EBITDA/ Interest expense, net (1)	9.32	10.26
Capitalization (2)	36.2%	35.4%
(1) Net debt = total debt - cash
(2) Total debt / (total debt + shareholders' equity)
(3) After giving effect to swaps.

Coca-Cola FEMSA Reports 3Q26 Results October 26th, 2026	Page 14 of 17

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	3Q 2026					3Q 2025					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	366.0	38.1	93.3	41.6	538.9	352.3	31.7	92.8	40.4	517.2	4.2%
Guatemala	48.9	2.8	0.5	2.6	54.9	45.5	2.3	0.8	2.2	50.8	8.1%
CAM South	39.0	2.3	0.1	6.3	47.8	36.1	2.2	0.2	5.7	44.1	8.3%
Mexico and Central America	453.9	43.2	93.9	50.5	641.5	434.0	36.2	93.7	48.2	612.1	4.8%
Colombia	79.2	13.4	3.9	7.9	104.3	68.6	10.6	3.8	7.0	90.0	15.9%
Brazil (3)	240.5	18.1	1.7	29.7	290.0	232.2	19.8	2.3	24.9	279.2	3.9%
Argentina	31.8	5.3	1.6	3.4	42.1	30.7	5.7	1.6	4.2	42.1	0.1%
Uruguay	9.4	1.6	-	0.8	11.8	9.3	1.6	-	0.8	11.7	1.2%
South America	361.0	38.4	7.1	41.8	448.3	340.8	37.7	7.7	36.8	423.0	6.0%
TOTAL	814.9	81.6	101.0	92.3	1,089.8	774.7	73.9	101.4	85.0	1,035.0	5.3%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	3Q 2026					3Q 2025					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,938.0	278.6		297.6	2,514.3	1,926.0	229.6		278.5	2,434.1	3.3%
Guatemala	357.7	26.4		28.7	412.8	345.6	22.1		23.0	390.6	5.7%
CAM South	284.0	15.2		59.0	358.2	267.9	14.0		56.2	338.1	5.9%
Mexico and Central America	2,579.8	320.1		385.3	3,285.2	2,539.5	265.6		357.7	3,162.9	3.9%
Colombia	578.2	131.4		58.8	768.5	510.2	106.7		53.6	670.5	14.6%
Brazil (3)	1,696.9	158.1		341.1	2,196.1	1,615.8	172.5		286.6	2,074.9	5.8%
Argentina	158.9	30.1		30.1	219.1	159.5	32.9		34.1	226.5	-3.3%
Uruguay	46.7	6.0		6.8	59.6	45.8	6.0		6.2	58.0	2.7%
South America	2,480.7	325.6		436.9	3,243.2	2,331.3	318.2		380.4	3,029.9	7.0%
TOTAL	5,060.5	645.7		822.2	6,528.4	4,870.9	583.8		738.2	6,192.8	5.4%

Revenues
Expressed in million Mexican Pesos	3Q 2026	3Q 2025	Δ %
Mexico	37,099	34,429	7.8%
Guatemala	4,385	4,115	6.6%
CAM South	4,492	3,923	14.5%
Mexico and Central America	45,976	42,467	8.3%
Colombia	8,145	5,798	40.5%
Brazil (4)	21,431	19,792	8.3%
Argentina	2,946	2,542	15.9%
Uruguay	1,220	1,283	-4.9%
South America	33,742	29,416	14.7%
TOTAL	79,718	71,884	10.9%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 1,155.5 million for the third quarter of 2026 and Ps. 1,246.1 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refer to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q26 Results October 26th, 2026	Page 15 of 17

COCA-COLA FEMSA
YTD- VOLUME, TRANSACTIONS & REVENUES

Volume
	YTD 2026					YTD 2025					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,033.1	106.5	273.4	122.2	1,535.2	1,019.9	99.9	278.3	122.4	1,520.5	1.0%
Guatemala	139.8	7.7	1.4	7.1	156.0	133.6	6.4	2.3	6.5	148.8	4.8%
CAM South	114.7	7.3	0.5	18.2	140.7	108.8	6.6	0.5	17.0	132.9	5.8%
Mexico and Central America	1,287.6	121.5	275.4	147.5	1,831.9	1,262.3	112.9	281.1	145.8	1,802.2	1.6%
Colombia	221.3	35.6	11.1	21.9	289.9	193.7	30.0	10.8	19.1	253.7	14.3%
Brazil (3)	720.0	60.7	6.4	88.1	875.3	697.8	61.6	6.9	73.5	839.9	4.2%
Argentina	91.1	16.9	5.2	12.8	126.0	91.2	16.9	4.3	12.3	124.7	1.0%
Uruguay	28.8	5.6	-	2.5	36.9	28.4	5.4	-	2.4	36.3	1.8%
South America	1,061.1	118.8	22.8	125.4	1,328.1	1,011.1	113.9	22.1	107.4	1,254.6	5.9%
TOTAL	2,348.7	240.3	298.1	272.9	3,160.0	2,273.4	226.9	303.3	253.3	3,056.8	3.4%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	YTD 2026					YTD 2025					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	5,548.5	774.7		865.6	7,188.8	5,639.7	712.0		849.9	7,201.5	-0.2%
Guatemala	1,021.2	72.2		77.6	1,171.0	1,004.3	61.3		70.7	1,136.4	3.0%
CAM South	830.7	46.7		175.1	1,052.5	796.5	43.1		168.3	1,007.8	4.4%
Mexico and Central America	7,400.5	893.6		1,118.3	9,412.4	7,440.5	816.4		1,088.9	9,345.7	0.7%
Colombia	1,612.4	351.3		162.4	2,126.1	1,426.9	301.6		147.2	1,875.8	13.3%
Brazil (3)	4,985.0	527.0		998.0	6,510.0	4,792.5	533.4		845.5	6,171.4	5.5%
Argentina	471.4	93.4		105.2	670.1	471.6	98.7		102.4	672.6	-0.4%
Uruguay	141.6	21.2		21.0	183.8	140.5	20.7		19.8	180.9	1.6%
South America	7,210.4	993.0		1,286.6	9,490.0	6,831.5	954.3		1,114.8	8,900.7	6.6%
TOTAL	14,610.9	1,886.5		2,404.9	18,902.4	14,272.0	1,770.7		2,203.7	18,246.4	3.6%

Revenues
Expressed in million Mexican Pesos	YTD 2026	YTD 2025	Δ %
Mexico	104,939	102,320	2.6%
Guatemala	12,563	12,746	-1.4%
CAM South	13,041	12,376	5.4%
Mexico and Central America	130,543	127,442	2.4%
Colombia	20,628	16,547	24.7%
Brazil (4)	63,332	58,461	8.3%
Argentina	8,867	7,656	15.8%
Uruguay	3,820	3,878	-1.5%
South America	96,647	86,542	11.7%
TOTAL	227,190	213,984	6.2%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 3,608.6 million for the first nine months of 2026 and Ps. 3,614.5 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refer to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q26 Results October 26th, 2026	Page 16 of 17

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	3Q26	YTD
Mexico	3.42%	0.58%	2.12%
Colombia	6.46%	1.23%	5.78%
Brazil	4.60%	0.23%	3.61%
Argentina	33.70%	5.94%	23.75%
Costa Rica	-0.19%	-0.04%	-0.45%
Panama	2.22%	-0.68%	2.25%
Guatemala	3.80%	0.51%	3.14%
Nicaragua	3.27%	-0.17%	2.02%
Uruguay	4.76%	0.58%	3.86%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate(Local Currency per USD)			Year to Date Exchange Rate(Local Currency per USD)
	3Q26	3Q25	Δ %	YTD 26	YTD 25	Δ %
Mexico	17.25	18.65	-7.5%	17.40	19.23	-9.5%
Colombia	3,193.49	4,007.71	-20.3%	3,497.48	4,053.13	-13.7%
Brazil	5.14	5.45	-5.7%	5.15	5.59	-7.9%
Argentina	1,499.89	1,333.04	12.5%	1,442.64	1,244.54	15.9%
Costa Rica	453.20	507.49	-10.7%	466.08	506.50	-8.0%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.63	7.66	-0.5%	7.64	7.68	-0.5%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	40.22	40.09	0.3%	39.80	41.08	-3.1%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate(Local Currency per USD)
	Sep-26	Sep-25	Δ %	Jun-26	Jun-25	Δ %
Mexico	17.84	18.38	-2.9%	17.47	18.89	-7.5%
Colombia	3,341.23	3,901.29	-14.4%	3,443.59	4,069.67	-15.4%
Brazil	5.18	5.32	-2.6%	5.18	5.46	-5.1%
Argentina	1,517.00	1,380.00	9.9%	1,482.00	1,205.00	23.0%
Costa Rica	458.43	506.00	-9.4%	457.17	508.28	-10.1%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.64	7.66	-0.2%	7.62	7.68	-0.9%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	40.29	39.85	1.1%	40.12	39.55	1.4%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 3Q26 Results October 26th, 2026	Page 17 of 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: October 26, 2026